Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 9, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On January 9, 2006, China Life Insurance Company Limited issued an announcement and a notice, copies of which are attached as Exhibits 99.1 and 99.2 hereto, respectively.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated January 6, 2006

99.2	Notice, dated January 6, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)

January 9, 2006	Name:	Wu Yan
	Title:	Executive Director and Vice President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the
People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)

ANNOUNCEMENT

CHANGE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The board of directors of the Company announces that:

*    Mr. Yang Chao has resigned as the Company’s president, but would remain as the Company’s executive director and chairman.

*    Mr. Wu Yan has been re-designated from the Company’s non-executive director as the Company’s executive director and was appointed as the Company’s president.

*    Mr. Miao Fuchun has been re-designated from the Company’s executive director as the Company’s non-executive director and has resigned as the Company’s vice president, and was appointed as the vice president of China Life Insurance (Group) Company (“CLIC”).

*    A resolution to nominate Mr. Ma Yongwei as the candidate for the Company’s independent non-executive director was passed by the Board. The Company would put forward such resolution for shareholders’ approval at the extraordinary general meeting of the Company (the “EGM”) to be convened.

*    Ms. Liu Yingqi has resigned as the chairperson of the supervisory committee of the Company and as a supervisor of the Company, and was appointed as the Company’s vice president.

*    The Company received from CLIC the written notification of its intention to propose resolution for the nomination of Ms. Xia Zhihua as the candidate for the Company’s supervisor and would put forward such resolution for shareholders’ approval at the EGM to be convened.

*    Mr. Li Liangwen has resigned as the Company’s vice president.

The board of directors of the Company (the “Board”) announces that:

(1)	Mr. Yang Chao has resigned as the Company’s president, but would remain as the Company’s executive director and chairman

In order to comply with the code provision that the chairman and chief executive of a listed company should not be the same person, as set out in the Code on Corporate Governance Practices issued by The Stock Exchange of Hong Kong Limited, and to promote the corporate governance practices of the Company, Mr. Yang Chao (“Mr. Yang”) tendered his resignation to the Board as the Company’s president on 5 January 2006. Mr. Yang’s

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resignation was approved at the 19th meeting of the first session of the Board held on 5 January 2006 and took effect upon conclusion of the meeting. Mr. Yang would remain as the Company’s executive director and chairman.

(2)	Mr. Wu Yan has been re-designated from the Company’s non-executive director as Company’s executive director and was appointed as the Company’s president

By a resolution passed at the 19th meeting of the first session of the Board held on 5 January 2006, Mr. Wu Yan (“Mr. Wu”) has been re-designated from the Company’s non-executive director to executive director, and was appointed as the Company’s president with the nomination by the chairman of the Company. Such re-designation and appointment took effect from 5 January 2006.

Background of Mr. Wu

Mr. Wu, aged 44, has been the non-executive director of the Company and the vice president of CLIC, the Company’s controlling shareholder since 2003. He served as director and president of China Life Asset Management Company Limited, the Company’s subsidiary (in which the Company owns 60% interest) from October 2003 to January 2006. He served as party secretary of the Central Finance League and president of the National Finance Youth Union from 1998 to 2003. Prior to that, he served as the vice minister of Central Communist Youth League organization department, party secretary of Central Communist Youth League organization department, party secretary of the Communist Youth League of Xinjiang Autonomous Region, a member of the standing committee of Beortalar Autonomous County Communist Party Committee; and party secretary of the city of Bole. He graduated in 1981 from Xinjiang College of Finance and Economics with a major in finance. In 2002, he graduated from the China Academy of Social Sciences with a Ph.D. in National Economics.

Save as disclosed herein, Mr. Wu does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr. Wu does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Other from his directorship with the Company, Mr. Wu has not held any directorship in any other listed public companies in the past three years. There is no service contract entered into between Mr. Wu and the Company. Mr. Wu will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Company’s Articles of Association. Mr. Wu will be entitled to an annual director fee to be determined by the Board with reference to his responsibilities. Save as aforesaid, there are no other matters relating to Mr. Wu’s re-designation that need to be brought to the attention of the shareholders of the Company.

(3)	Mr. Miao Fuchun has been re-designated from the Company’s executive director as the Company’s non-executive director and has resigned as the Company’s vice president

Owing to appointment as CLIC’s vice president, by a resolution passed at the 19th meeting of the first session of the Board held on 5 January 2006, the Board approved the re-designation of Mr. Miao Fuchun (“Mr. Miao”) from the Company’s executive director as the

Commission File Number 001-31914

Company’s non-executive director and accepted the resignation of Mr. Miao as Company’s vice president. Such re-designation and resignation took effect upon conclusion of the meeting.

Background of Mr. Miao

Mr. Miao, aged 59, has been a director and vice president of the Company and vice chairman of China Life Asset Management Company Limited since 2003. Before joining the Company, Mr. Miao served as vice president of CLIC from 1999 to 2003, and as director of the Central Finance and Economy Office from 1995 to 1999. Mr. Miao’s other positions include director of the Administrative Office of MOFTEC (now the Ministry of Commerce), and deputy director and department chief of the Administrative Office of the State Council. Mr. Miao, a senior economist, enrolled in Renmin University in 1965, obtaining both Bachelor’s and Master’s degrees in Economics.

Save as disclosed herein, Mr. Miao does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr. Miao does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Other than his directorship with the Company, Mr. Miao has not held any directorship in any other listed public companies in the past three years. There is no service contract entered into between Mr. Miao and the Company. Mr. Miao will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Company’s Articles of Association. Mr. Miao will be entitled to an annual director fee to be determined by the Board with reference to his responsibilities. Save as aforesaid, there are no other matters relating to Mr. Miao’s re-designation that need to be brought to the attention of the shareholders of the Company.

(4)	Proposed resolution to nominate Mr. Ma Yongwei as the candidate for Company’s independent non-executive director

The Board passed a resolution at the 19th meeting of the first session of the Board held on 5 January 2006 to nominate Mr. Ma Yongwei (“Mr. Ma”) as the candidate for the Company’s independent non-executive director. The Company would put forward such resolution for shareholders’ approval at the EGM to be convened. Such proposed appointment will take effect upon shareholders’ approval at the EGM.

Background of Mr. Ma

Mr. Ma, aged 63, has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since March 2003. He was the chairman of China Insurance Regulatory Commission from November 1998 to March 2003. Mr. Ma possesses more than 37 years’ experience in the banking and insurance industries. From December 1995 to November 1998, he served as the chairman and president of former China Insurance Group Company. From June 1994 to December 1995, he served as chairman and president of former People’s Insurance Company of China. From 1982 to 1994, Mr. Ma served as deputy chief of Agricultural Credit Division of Agricultural Bank of China, Anhui Branch, vice governor of Anhui Branch, vice governor and governor of Agricultural Bank of China. Mr. Ma graduated from Finance Department of Liaoning Finance and Economic University.

Commission File Number 001-31914

Save as disclosed herein, Mr. Ma does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr. Ma does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Ma has not held any directorship in any other listed public companies in the past three years. There is no service contract entered into between Mr. Ma and the Company. Mr. Ma will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Company’s Articles of Association. Mr. Ma will be entitled to an annual director fee to be determined by the Board with reference to his responsibilities. Save as aforesaid, there are no other matters relating to Mr. Ma’s proposed appointment that need to be brought to the attention of the shareholders of the Company.

(5)	Ms. Liu Yingqi has resigned as the chairperson of the supervisory committee of the Company and as the supervisor of the Company, and was appointed as the Company’s vice president

Owing to change in arrangement of job duties, Ms. Liu Yingqi (“Ms. Liu”) tendered her resignation to the supervisory committee of the Company as the chairperson of the supervisory committee and as a supervisor of the Company on 5 January 2006. Ms. Liu’s resignation was approved at the 11th meeting of the first session of the supervisory committee held on 5 January 2006 and took effect upon conclusion of the meeting. Ms. Liu has confirmed that she has no disagreement with the Board or the supervisory committee and there is no matter which need to be brought to the attention of the Company’s shareholders.

At the 19th meeting of the first session of the Board held on 5 January 2006, with the nomination by the president of the Company, Ms. Liu Yingqi was appointed as the Company’s vice president.

Background of Ms. Liu

Ms. Liu, aged 47, has been the chairperson of the supervisory committee of the Company since 2003. Ms. Liu was general manager of CLIC’s Group Insurance Department and deputy general manager of CLIC’s Anhui branch from 1998. Earlier in her career, Ms. Liu worked with former People’s Insurance Company of China, Anhui branch, where she served as both division chief of the Accident Insurance Division and deputy division chief of the Life Insurance Division. Ms. Liu has more than 18 years’ operational and management experience in the life insurance industry in China. Ms. Liu received BA degree in Economics from Anhui University in 1982.

(6)	Resolution to nominate Ms. Xia Zhihua as the candidate for the Company’s supervisor

The Company’s supervisory committee received from CLIC the written notification of its intention to propose resolution for the nomination of Ms. Xia Zhihua (“Ms. Xia”) as the candidate for the Company’s supervisor. The Company’s supervisory committee has decided to put forward such resolution for shareholders’ approval at the EGM to be convened. Such proposed appointment will take effect upon approval by shareholders of the Company at the EGM.

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Background of Ms. Xia

Ms. Xia, aged 50, has been a member of supervisory committee of CLIC, the Company’s controlling shareholder, and a full time supervisor of the supervisory board of China Export & Credit Insurance Corporation since August 2003. From November 2001 to August 2003, she was a member of supervisory board of China Great Wall Asset Management Corporation, and a member of supervisory board and administrator of general office of China Economic Development Trust & Investment Corporation. From March 2001 to November 2001, she was a member of supervisory board and deputy administrator of general office of China Great Wall Asset Management Corporation. She was assistant inspector of the Treasurer Department of Ministry of Finance from June 2000 to March 2001. From July 1998 to June 2000, Ms. Xia served as a deputy head of Finance Department of Ministry of Finance. From December 1991 to July 1998, Ms. Xia served the following positions: deputy division chief, division chief, and deputy department head of Domestic Debt Division of Debt Management Department of Ministry of Finance. Ms. Xia graduated from Economics Department of Xiamen University and received BA degree in Politics and Economics and MA degree in World Economics.

Save as disclosed herein, Ms. Xia does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Ms. Xia does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Ms. Xia has not held any directorship in any other listed public companies in the past three years. There is no service contract entered into between Ms. Xia and the Company. Ms. Xia will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Company’s Articles of Association. Ms. Xia will be entitled to a fee to be determined by the Board with reference to her responsibilities. Save as aforesaid, there are no other matters relating to the proposed appointment of Ms. Xia that need to be brought to the attention of the shareholders of the Company.

(7)	Mr. Li Liangwen has resigned as the Company’s vice president

Due to reallocation to other job duties, Mr. Li Liangwen (“Mr. Li”) tendered his resignation as the Company’s vice president at the 19th meeting of the first session of the Board held on 5 January 2006 and the Board accepted his resignation at the meeting. The resignation took effect upon conclusion of the meeting.

The Board expresses gratitude to Mr. Miao and Mr. Li for their contributions to the Company when they were in office and warmly welcomes Mr. Wu to be the president and Ms. Liu to be vice president of the Company.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Commission File Number 001-31914

As at the date of this announcement, the Board comprises of:

Executive Directors:	Yang Chao, Wu Yan

Non-executive Directors:	Miao Fuchun, Shi Guoqing

Independent non-executive Directors:	Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang

Hong Kong, 6 January 2006

EXHIBIT 99.2

Commission File Number 001-31914

CHINA LIFE INSUR ANCE COMPANY LIMITED
(A joint stock limited company incorporated in the
People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)

NOTICE OF FIRST EXTRAORDINARY GENERAL MEETING 2006

NOTICE IS HEREBY GIVEN THAT the First Extraordinary General Meeting 2006 (“EGM”) of China Life Insurance Company Limited (the “Company”) will be held at its conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China on Thursday, 16 March, 2006 at 10 a.m. for the purpose of considering and, if thought fit, passing the following resolutions as an ordinary resolution and special resolution:

ORDINARY RESOLUTION

1.	“THAT Mr. Ma Yongwei be appointed as an additional director of the Company.”

Mr. Ma, aged 63, has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since March 2003. He was the chairman of China Insurance Regulatory Commission from November 1998 to March 2003. Mr. Ma possesses more than 37 years’ experience in the banking and insurance industries. From December 1995 to November 1998, he served as the chairman and president of former China Insurance Group Company. From June 1994 to December 1995, he served as chairman and president of former People’s Insurance Company of China. From 1982 to 1994, Mr. Ma served as deputy chief of Agricultural Credit Division of Agricultural Bank of China, Anhui Branch, vice governor of Anhui Branch, vice governor and governor of Agricultural Bank of China. Mr. Ma graduated from Finance Department of Liaoning Finance and Economic University.

Save as disclosed herein, Mr. Ma does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr. Ma does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Ma has not held any directorship in any other listed public companies in the past three years. There is no service contract entered into between Mr. Ma and the Company. Mr. Ma will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Company’s Articles of Association. Mr. Ma will be entitled to an annual director fee to be determined by the board of directors of the Company with reference to his responsibilities. Save as aforesaid, there are no other matters relating to Mr. Ma’s proposed appointment that need to be brought to the attention of the shareholders of the Company.

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2.	“THAT Ms. Xia Zhihua be appointed as an additional supervisor of the Company.”

Ms. Xia, aged 50, has been a member of supervisory committee of CLIC, the Company’s controlling shareholder, and a full time supervisor of the supervisory board of China Export & Credit Insurance Corporation since August 2003. From November 2001 to August 2003, she was a member of supervisory board of China Great Wall Asset Management Corporation, and a member of supervisory board and administrator of general office of China Economic Development Trust & Investment Corporation. From March 2001 to November 2001, she was a member of supervisory board and deputy administrator of general office of China Great Wall Asset Management Corporation. She was assistant inspector of the Treasurer Department of Ministry of Finance from June 2000 to March 2001. From July 1998 to June 2000, Ms. Xia served as a deputy head of Finance Department of Ministry of Finance. From December 1991 to July 1998, Ms. Xia served the following positions: deputy division chief, division chief, and deputy department head of Domestic Debt Division of Debt Management Department of Ministry of Finance. Ms. Xia graduated from Economics Department of Xiamen University and received BA degree in Politics and Economics and MA degree in World Economics.

Save as disclosed herein, Ms. Xia does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Ms. Xia does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Ms. Xia has not held any directorship in any other listed public companies in the past three years. There is no service contract entered into between Ms. Xia and the Company. Ms. Xia will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Company’s Articles of Association. Ms. Xia will be entitled to a fee to be determined by the board of the directors of the Company with reference to her responsibilities. Save as aforesaid, there are no other matters relating to the proposed appointment of Ms. Xia that need to be brought to the attention of the shareholders of the Company.

SPECIAL RESOLUTION

3.	“THAT the Articles of Association of the Company be amended as follows:

The two occasions of “9 directors” be revised to “11 directors” in Article 88 and be read as follows:

88. The Company shall have a board of directors, which consists of 11 directors, with 1 chairman and 1 vice chairman. Of the 11 directors, there shall be at least 1 non-executive director and at least 3 independent non-executive directors.”

By order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 6 January, 2006

Commission File Number 001-31914

Notes:

1	Amendment to Articles of Association of the Company

The amendment to increase two more directors to the board of directors of the Company, under Article 88 as set out in the special resolution above was proposed with a view to improving the Company’s corporate governance structure. The special resolution relating to the amendment to the Articles of Association of the Company at the EGM (as defined below) is subject to the approval of the China Insurance Regulatory Commission and the report to the China Securities Regulatory Commission.

2	Eligibility for attending the First Extraordinary General Meeting 2006

Holders of H shares of the Company (“H Shares”) whose names appear on the register of members of the Company kept at the Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, and holder of domestic shares of the Company (“Domestic Shares”) whose name appears on the domestic shares register maintained by the Company at the close of business of Tuesday, 14 February, 2006 are entitled to attend and vote at the EGM.

To qualify for attendance and vote at the EGM to be held on Thursday, 16 March, 2006, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on Monday, 13 February, 2006.

3	Proxy

(1)	Each shareholder entitled to attend and vote at the EGM may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Any shareholder who wishes to appoint a proxy should read this Notice of EGM.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of Domestic Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the EGM. To be valid, for holders of H Shares, the above documents must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited, within the same period (form of proxy for use at the EGM has been attached herewith).

(3)	A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

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4	Registration procedures for attending the EGM

(1)	A shareholder or his proxy should produce proof of identity when attending the EGM. If a corporate shareholder appoints its legal representative to attend the EGM, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the EGM.

(2)	Shareholders intending to attend the EGM in person or by their proxies should return the reply slip personally, by post or by facsimile for attending the EGM to the registered office of the Company on or before Friday, 24 February, 2006.

5	Closure of Register of Members

The register of members of the Company will be closed from Tuesday, 14 February, 2006 to Thursday, 16 March, 2006, (both days inclusive).

6	Miscellaneous

(1)	The EGM is expected to be held for less than half a business day. Shareholders who attend the meeting in person or by their proxies shall bear their own travelling and accommodation expenses.

(2)	The registered office of the Company is: Level 23, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China

Postal code:	100020
Contact office:	Board Secretariat
Telephone No.:	86 10 8565 9527
86 10 8565 9032
Facsimile No.:	86 10 8525 2218

As at date of this announcement, the board of directors of the Company comprises of:

Yang Chao (Executive director)

Wu Yan (Executive director)

Miao Fuchun (Non-executive director)

Shi Guoqing (Non-executive director)

Long Yongtu (Independent non-executive director)

Chau Tak Hay (Independent non-executive director)

Sun Shuyi (Independent non-executive director)

Cai Rang (Independent non-executive director)